Exhibit 99.5

Financial Statement Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection below.

Please select one or both of the following options:	Interim Financial Statements
Annual Financial Statements

Name:

Address:
Street Name & Number			Apt. or Suite

City	Prov. or State	Country	Postal or Zip Code

Email Address:  ______________________________________________

Preferred Method of Communication:  Email: __________  or Mail: __________

*Signature:	Date:

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

ALMADEN MINERALS LTD.
SUITE 310 - 1385 WEST 8th AVENUE
VANCOUVER, B.C. V6H 3V9
CANADA

OR BY FAX TO:  604-689-7645

OR BY EMAIL TO:  info@almadenminerals.com